

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

Via E-mail
Mark C. Clarke
Vice President and Controller
Edison International
2244 Walnut Grove Avenue
P.O. Box 976
Rosemead, California 91770

      Re: Edison International
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 29, 2012
              File No. 1-9936

Dear Mr. Clarke:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ William H. Thompson

                        William H. Thompson
                        Accounting Branch Chief

cc: W. James Scilacci
        Chief Financial Officer